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SEC FILE NUMBER	
8 ·	52415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2008___ AND ENDING ___12/31/2008___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Pelion Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    650 Fifth Avenue
                          (No. and Street)

    New York   NY   10019
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Hilary Bergman   (212)259-2602
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    J.H. Cohn LLP
                        (Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200	NY	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☐ Certified Public Accountant
    ☒ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Hilary Bergman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Pelion Securities Corporation _____ , as of

_____ December 31, _____ 20 08 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-19-09

_____
Signature

President
_____
Title

EDWARD D. MAJEWSKI
Notary Public, State of New York
No. 01MA6019374
Qualified in Richmond County
Commission Expires Feb. 8, 2011

Notary Public   2-19-09

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Pelion Securities Corp.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2008

PELION SECURITIES CORP.

Index

Facing Page



J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ *888-542-6461* ▪ *fax 888-542-3291*

Report of Independent Public Accountants

To the Board of Directors
Pelion Securities Corp.

We have audited the accompanying statement of financial condition of Pelion Securities Corp. (a wholly-owned subsidiary of Pelion Financial Group, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pelion Securities Corp. as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 18, 2009

2

PELION SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	1,013
Accounts receivable		18,777
Prepaid expense		800
Deposit with clearing broker-dealer		47,778
Total	$	68,368

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	43,523
Due to Parent		7,701
Total liabilities		51,224

Contingencies

Stockholder's equity:

Common stock, 2,000,000 shares authorized; $.01 par value; 100 shares issued and outstanding		1
Additional paid-in capital		61,420
Accumulated deficit		(44,277)
Total stockholder's equity		17,144
Total	$	68,368

See Notes to Financial Statements.

PELION SECURITIES CORP.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenue:	
Investment banking services	$ 97,845
Commissions and fees	143,929
Interest income	721
Total revenue	242,495
Expenses:	
Compensation	67,995
Management fee	12,000
Professional fees	35,277
Licenses and registrations	480
Office expenses	70,535
Market data	60,975
Insurance	802
Other expenses	6,509
Total expenses	254,573
Net loss	$ (12,078)

See Notes to Financial Statements.

4

PELION SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 1	$ 34,420	$ (20,199)	$ 14,222
Capital contribution		27,000		27,000
Dividend			(12,000)	(12,000)
Net loss			(12,078)	(12,078)
Balance, end of year	$ 1	$ 61,420	$ (44,277)	$ 17,144

See Notes to Financial Statements.

5

PELION SECURITIES CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net loss	$ (12,078)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expense	(800)
Accounts receivable	(15,030)
Deposit with clearing broker-dealer	(722)
Due to Parent	(204)
Accounts payable and accrued expenses	14,406
Net cash used in operating activities	(14,428)
Financing activities:	
Capital contribution	27,000
Dividend to Parent	(12,000)
Net cash provided by financing activities	15,000
Net increase in cash	572
Cash, beginning of year	441
Cash, end of year	$ 1,013

See Notes to Financial Statements.

PELION SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Pelion Securities Corp. (the "Company") is a wholly-owned subsidiary of Pelion Financial Group, Inc. ("PFG" or the "Parent") and was incorporated on April 18, 2006. PFG is engaged in the business of providing pension plan services to clients (including third party administrators), including security transaction capability and investment advisory services through its wholly-owned subsidiaries, Pelion Benefit Administrator, Inc., Pelion Securities Corp. and Pelion Investment Advisors, Inc. (a registered investment advisor). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer, principally for its affiliated companies, clearing customer transactions through another broker-dealer on a fully disclosed basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Parent has committed to provide additional capital, if needed, to the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (concluded):

Revenue recognition:

Security transactions and the related commission revenue are recorded on a trade date basis. Fees for investment banking services are generated by capital raising transactions for clients in which the Company acts as a placement agent. Such revenue is recorded on the offering date or at the time the services are completed and the revenue can reasonably be determined.

Income taxes:

The Company files consolidated Federal and state income tax returns with PFG and its subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses and credits that are subject to consolidated tax return rules and limitations.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes," which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on exacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management will evaluate the financial impact of applying the provisions of FIN 48 to all tax positions when the FASB guidance becomes available.

PELION SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Related party transactions:

The Company reimburses PFG for communication and other costs that PFG pays on behalf of the Company. These costs amounted to $2,266 in 2008.

The Company and PFG have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse PFG for operating expenses relating to its broker-dealer activities. All regulatory and legal costs related to is broker-dealer activities are paid directly by the Company. The Company's share of these expenses include compensation, rent and telephone which total $12,000 in 2008. Such amount was recorded as management fee on the statement of income. In addition, the Parent paid certain expenses on behalf of the Company.

At December 31, 2008, due to Parent results from the above transactions.

Note 3 - Income taxes

There is no current provision for income taxes due to the Company sustaining a loss in 2008.

At December 31, 2008, deferred tax assets of approximately $5,000 result from Federal and state net operating loss carryforwards of approximately $12,000 expiring through 2027. Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2008.

Note 4 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $16,189, which was $11,189 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.16 to 1.

Note 5 - Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2008, the Company was not responsible for any unsecured debits.

Note 5 - Off-balance sheet risk (concluded):

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 6 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7 - Subsequent event:

During the period from January 1, 2009 through March 18, 2009, the Parent has contributed $505,000 to the Company as a capital contribution.

PELION SECURITIES CORP.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:
    Total stockholder's equity ..... $ 17,144

      Net capital before haircut on money market fund 17,144

    Deduct haircut on money market fund 955

      Net capital ..... $ 16,189

Aggregate indebtedness - total liabilities ..... $ 51,224

Computation of basic net capital requirement:
    Minimum net capital required (greater of 6-2/3% of aggregate
      indebtedness or $5,000) ..... $ 5,000

    Excess net capital ..... $ 11,189

    Excess net capital at 1,000% ..... $ 11,066

    Ratio of aggregate indebtedness to net capital ..... 3.16 to 1

Reconciliation with the Company's computation (included in Part IIA of
    Form X-17a-5 as of December 31, 2008:

    Net capital, as reported in the Company's Part IIA (Unaudited)
    Focus Report ..... $ 23,653

    Net audit adjustments - statement of income changes ..... (7,464)

    Net capital per above ..... $ 16,189

    Aggregate indebtedness, as reported in the Company's Part IIA
    (Unaudited) Focus Report ..... $ 43,440

    Audit adjustment - increase in due to Parent, net 7,784

    Aggregate indebtedness per above ..... $ 51,224

See Report of Independent Public Accountants.

PELION SECURITIES CORP.

SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Report of Independent Public Accountants.


J.H.COHN LLP
Accountants and Consultants since 1919

<u>Report of Independent Public Accountants on Internal Control</u>

To the Board of Directors
Pelion Securities Corp.

In planning and performing our audit of the financial statements of Pelion Securities Corp. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Pelion Securities Corp., management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J·H. Cohn LLP

New York, New York
March 18, 2009